Mail Stop 4561

October 12, 2006

Andrew C. Corbin
Executive Vice President and
Chief Financial Officer
Emdeon Corporation
669 River Drive, Center 2
Elmwood Park, New Jersey 07407-1361

      Re: Emdeon Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed March 16, 2006
              Form 10-Q for the Quarterly Period Ended June 30, 2006
              Filed August 9, 2006
              File No. 000-24975

Dear Mr. Corbin:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief